SC 13G For Charles E. Sheedy

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO
RULES 13D-1 AND 13D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. )1


Sonendo, Inc.
 (Name of Issuer)

Common Shares
(Title of Class of Securities)

835431107

(CUSIP Number)


September 1, 2022

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|  | Rule 13d-1(d)




     1 The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






CUSIP No. 835431107	13G	Page 2 of 5 Pages





1	Name Of Reporting Persons
Charles E. Sheedy



S.S. or I.R.S. Identification No. of Above Persons
Not Applicable

2	Check The Appropriate Box If A Member Of A
Group (See Instructions)






(a)	|_|
(b)	|   |





3	SEC Use Only


4	Citizenship Or Place Of Organization
United States


Number of
5
Sole Voting Power
1,409,186
Shares

Beneficially
6
Shared Voting Power
0
Owned By

Each
7
Sole Dispositive Power
1,409,186
Reporting
Person With
8
Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned By Each Reporting Person
1,409,186

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions)

11	Percent Of Class Represented By Amount In Row 9
5.3%

12	Type Of Reporting Person (See Instructions)
IN





CUSIP No. 835431107	13G	Page 3 of 5 Pages


Item 1	(a).	Name of Issuer:

Sonendo, Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

26061 Merit Circle, Suite 101
Laguna Hills, CA 92653

Item 2	(a).	Name of Person Filing:

Charles E. Sheedy

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

909 Fannin, Suite 2907
Houston, TX 77010

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e).	CUSIP Number:

835431107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or
13d-2(b) or (c), check whether the person filing is a:

(a)	|_| Broker or dealer registered under Section 15 of the Act.

(b)	|_| Bank as defined in Section 3(a)(6) of the Act.

(c)	|_| Insurance company as defined in Section 3(a)(19) of the Act.

(d)	|_| Investment company registered under Section 8 of the
 	Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	|_| A savings association as defined in Section 3(b) of the
	Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).





CUSIP No. 835431107	13G	Page 4 of 5 Pages



Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

1,409,186

(b)	Percent of Class

5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
1,409,186
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
1,409,186
(iv)	Shared power to dispose or to direct the disposition of
0
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
 five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
 the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable





CUSIP No. 55268N100	13G	Page 5 of 5 Pages



Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable



SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	September 8, 2002
(Date)


	/s/ Charles E. Sheedy
(Signature)


	Charles E. Sheedy
(Name/Title)